SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 5-53691

Toymax International, Inc.

(Exact name of registrant as specified in its charter)

22619 Pacific Coast Highway, Malibu California 90265
(310) 456-7799

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

Not Applicable

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate, the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[x]	Rule 12h-3(b)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 15d-6	[ ]

     Approximate number of holders of record as of the certification or notice date: One

     Effective October 25, 2002, pursuant to an Agreement of Merger dated February 10, 2002 by and between JAKKS Pacific, Inc. (“JAKKS”), Toymax International, Inc. (“Toymax”) and JP/TII Acquisition Corp., a wholly-owned subsidiary of JAKKS (the “Merger Subsidiary”), the Merger Subsidiary has merged with and into Toymax, and Toymax has become a wholly-owned subsidiary of JAKKS.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Toymax International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 28, 2002	By:	/s/ JOEL M. BENNETT

Joel M. Bennett Chief Financial Officer Toymax International, Inc.